News Release	No. 193-2010 October 28, 2010

Platinum Group Metals Appoints Project Manager

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) announces the appointment of Mr. Thys Uys as the Company’s representative and project manager for the development of the Project 1 Platinum Mine.  Mr. Uys is a Professional Engineer with more than 21 years of management experience in project feasibility and implementation in South Africa, including new and expansion mines and processing plants for platinum, gold, coal and base metals.  Mr. Uys has also managed projects for smelting facilities in ferro chrome, ferro manganese and copper/cobalt.  Throughout his career Mr. Uys has assembled multi-disciplinary teams of national and international professionals to execute the projects under his management.

Mr. Uys has worked as project manager for several major producers of platinum, including projects in the immediate vicinity of the WBJV.  While under contract to Anglo Platinum Mr. Uys was assigned as Anglo’s technical representative to the WBJV during Anglo’s participation in the project, prior to being bought out on April 22, 2010.

Company President R. Michael Jones stated “Our Company is fortunate to acquire the services of such an experienced and well respected professional manager.  Thys Uys is an important component of our plan to execute on development of the Project 1 Platinum Mine.  Working with existing personnel, and helping to select critical new hires, Thys will help advance our project quickly and efficiently.”

Thys Uys has commenced work for the Company and is currently finalizing contracts for EPCM (engineering, procurement, construction and management) and underground mining services.  Since completing its financing for gross proceeds of $125 million on October 22, 2010 (see news release) the Company is executing on implementation plans prepared in advance.

About Platinum Group Metals Ltd. and the WBJV

Platinum Group is based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa with successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa.  In addition to the WBJV Project, with a completed feasibility study, the Company has two active exploration joint ventures with JOGMEC, the Japanese state company. The Company also owns significant mineral rights in the vicinity of North American Palladium Ltd.’s Lac des Iles Mine north of Thunder Bay, Ontario.  The Company was formed originally in 2000 and amalgamated in 2002 and is focused on the development of platinum operations.

The WBJV is held by a project holding company. Platinum Group Metals has a right to subscribe for additional shares in this company to increase its stake to 74%.  Subscription proceeds are to be applied to project development costs.  The WBJV is located adjacent to the Bafokeng Rasimone Platinum Mine operated by Royal Bafokeng Platinum and is located on the shallow edge, up dip of the same reefs as the Styldrift Project, which is an expansion project of the Bafokeng Rasimone Platinum Mine.  A 26% interest in the WBJV will be held by empowerment partner Wesizwe Platinum.  Wesizwe also holds

PLATINUM GROUP METALS LTD.                                                                                                            2

100% of the Frischgewaagd-Ledig platinum project adjoining the WBJV area where a proposed transaction for development valued at US $870 million with Chinese state company Jinchuan Group is being finalized.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements in this press release include, without limitation, statements regarding the Company’s interest in certain of its projects and the intended use of proceeds of the Offering. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.